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	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
November 23, 2010	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

File No. 042073-0009

VIA EDGAR

Jeffrey Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zogenix, Inc.
SEC File No. 333-169210
Registration Statement on Form S-1 filed September 3, 2010, as amended

Dear Mr. Riedler:

We are responding on behalf of Zogenix, Inc. (the “Company”) to the Staff’s request for an analysis of the Company’s use of proceeds from the offering contemplated by the above-referenced registration statement. Specifically, we have discussed with the Company the reduced proceeds from the offering as set forth in the free writing prospectus and final prospectus, each dated November 22, 2010, compared to the preliminary prospectus, dated November 4, 2010.

The Company has confirmed the following:

•

it believes the net proceeds from the offering, together with existing cash and cash equivalents, future product revenues and borrowings available under the Company’s $10.0 million revolving credit facility will be sufficient to fund its operations for at least the next 12 months; and

•

it believes the portion of the net proceeds from the offering intended to fund Phase 3 clinical trials and related development activities for ZX002, together with the Company’s existing cash and cash equivalents, future product revenues and borrowings available under its $10.0 million revolving credit facility, will enable the Company to complete the development of ZX002 through its planned submission of a New Drug Application (an “NDA”) with the U.S. Food and Drug Administration (the “FDA”).

These two statements appearing in the final prospectus remain unchanged from those set forth in the preliminary prospectus.

November 23, 2010

The Company’s primary objective from the offering was to raise at least $35.0 million to fund Phase 3 clinical trials and related development activities for ZX002. Although the offering was smaller than originally anticipated in the preliminary prospectus, the Company raised a sufficient amount to allow it to complete the development of ZX002 and accomplish its objective of submitting an NDA to the FDA.

In both the preliminary prospectus and the final prospectus, the Company disclosed that the residual proceeds in excess of $35.0 million would be used for ongoing commercialization of Sumavel DosePro and for working capital and other general corporate purposes. While the residual amount is $19.7 million less than originally anticipated, the Company has reviewed its operating plans and continues to believe that these remaining proceeds will be sufficient to fund its planned operations, including the ongoing commercialization of Sumavel DosePro, for at least the next 12 months. This confirmation is based on the assumptions set forth in the prospectus; namely, reliance on future product revenues, existing cash and cash equivalents, and borrowings available under a $10.0 million revolving credit facility.

The Company acknowledges the substantial reduction in the per share price to the public from the price range set forth in the preliminary prospectus. However, when coupled with the increased number of shares offered and the other reasons set forth above, the Company believes it can accomplish the business objectives contemplated in the preliminary prospectus with the proceeds currently anticipated from the offering.

We appreciate the opportunity to address the Staff’s inquiry through this correspondence and thank you for your cooperation throughout the review process for the registration statement. Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson

of LATHAM & WATKINS LLP

cc:	Jennifer Riegel, Securities and Exchange Commission
Roger L. Hawley, Zogenix, Inc.
Ann Rhoads, Zogenix, Inc.
Trisha Millican, Zogenix, Inc.
Matthew T. Bush, Latham & Watkins LLP
Eric S. Hauter, Esq., Sidley Austin LLP